FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 20, 2018

(Date of earliest event reported)

Digital Social Retail, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-2103846
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

205 E. 42nd St.

New York, NY 10017

(Full mailing address of principal executive offices)

800-236-6610

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, consisting of common stock, par value $0.001 per share (“Common Stock”), of Digital Social Retail, Inc. (the “Company”) and warrants (“Warrants”) to purchase Common Stock, including the underlying Common Stock and Warrants.

 Item 1. Fundamental Changes.

In 2015, Digital Social Retail, Inc. (the “Company”) and Holosfind S.A. entered into an investment agreement (the “Investment Agreement”) and certain other agreements with an unaffiliated party, MG Partners II Ltd., a limited liability company incorporated under the laws of Gibraltar (“MGP II”). In connection with these arrangements, Holosfind issued $1,000,000 of bonds (“Bonds”) to MGP II and secured the obligation pursuant to a pledge agreement (the “Pledge Agreement”) granting MGP II a security interest in its shares of Common Stock of the Company and rights to its other interests in the Company. Under the Investment Agreement, the Company agreed to indemnify MGP II against any losses resulting from a breach by the Company or Holosfind in connection with such transactions. In 2016, MGP II commenced a lawsuit against Holosfind, alleging that Holosfind had defaulted under the Bonds and breached the terms of the Investment Agreement.

Pursuant to a forbearance agreement entered into among the Company, Holosfind and MGP II, as amended, (the “Forbearance Agreement”), MGP II agreed to forbear from exercising its rights under the Investment Agreement until March 31, 2018.

On April 20, 2018, the Company entered into a Settlement and Release Agreement (the “Settlement Agreement”) with MGP II, which supersedes the Forbearance Agreement, pursuant to which MGP II agreed to release the Company from all pending claims as follows:

•	MGP II will release the Company from any liability and claims relating to the transactions described above in exchange for the issuance of 310,588 Units at the initial closing pursuant to this offering (the “Initial Closing”) at the offering price;

•	MGP II will dismiss all litigation under the Investment Agreement and related documents;

•	MGP II will terminate all liens and encumbrances on the Company’s property and stock;

•	the Company will make a payment of $500,000 to MGP II from the proceeds of the Initial Closing; and

•	the Company will issue additional 310,627 Units to MGP II in a private placement concurrently with the Initial Closing, for nominal additional consideration.

The Settlement Agreement will become effective on the date of the Initial Closing.

The foregoing description is a summary only and does not purport to set forth the complete terms of the Forbearance Agreement, the Settlement Agreement or any other agreements among the Company, Holosfind and MGP II. The foregoing description is qualified in its entirety by reference to the document filed as Exhibit 6.1 to this Current Report on Form 1-U. The disclosures made herein are hereby incorporated by reference into the Offering Statement on Form 1-A filed by the Company with the Securities and Exchange Commission (Offering File No. 024-10711), as amended, and the Offering Circular forming a part thereof (including, without limitation, the sections of the Offering Circular entitled “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”, “Interest of Management and Others in Certain Transactions – Arrangements with MG Partners II Ltd.” and “Settlement and Release of claims by MG Partners II Ltd.”

Exhibit Index

Exhibit No.	Document
6.1	Settlement and Release Agreement, dated April 20, 2018, by and among Digital Social Retail, Inc., Holosfind S.A. and MG Partners II Ltd.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digital Social Retail, Inc.

Date: April 25, 2018	By:	/s/ Sylvain Bellaiche
Sylvain Bellaiche
Chief Executive Officer

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